

VIA FACSIMILE AND U.S. MAIL

May 29, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

> **RE:** **The Clorox Company**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2008,**
> **December 31, 2008 and March 31, 2009**
> **File No. 1-07151**

Dear Mr. Heinrich:

We have reviewed your letter dated May 13, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

Financial Statements

Note 22. Segment Reporting, page 58

1. We have read your response to comment one from our letter dated April 1, 2009. Please provide us with your complete organizational chart down to the SBU leader level. Include functional leaders in the chart too. Ensure that it clearly shows which SBU leaders are under each divisional vice-president.

2. Please explain how the budget preparation and approval process works at Clorox. Does the CEO provide budgeting guidance related to a group of SBUs or a given SBU? If so, under what circumstances? How is the CEO's guidance ultimately filtered to the SBU leaders? Explain each person's involvement in the budgeting

process from the SBU leader level up and the order that it happens in. Tell us each person that approves each level of the budget (i.e. SBU, Divisional, North America/International and Consolidated) and the level of detail provided to that individual when they approve the budget at that level. What levels of the budget does the CEO review and approve? What SBU level information is provided to the CEO when he reviews and approves the budget at the level(s) he does?

3. Please explain how resource allocation works at Clorox. Explain each person's involvement in that process from the SBU leader level up. Can the VPs of North America and International allocate resources to SBUs under their own supervision as they see fit without approval from anyone? Can the VPs of North America and International later reallocate resources between SBUs under their own supervision during the year without seeking approval? When is approval of the CEO and/or CFO needed and when is it not needed for resource allocation decisions? What sort of information is provided to the CEO when he makes his decisions regarding resource allocation? Does the information provided to the CEO when he makes decisions regarding resource allocation at the North America and International level also include information at the SBU level? If so, please explain exactly what lower level information he is provided with. Is the CEO shown how resources will be allocated at levels lower than the North America and International level based upon his resource allocation decisions at the North America and International level? If so, please explain.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief